Exhibit (a)(5)(iii)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of HealthSouth Corporation. The Offer (as defined below) is made only pursuant to the Offer to Purchase, dated February 20, 2013, the related Letter of Transmittal, as they may be amended from time to time, and other related materials. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of common stock residing in any jurisdiction within the United States in which the making of the Offer or the acceptance of shares of common stock pursuant to the Offer would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities, “blue sky,” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of HealthSouth Corporation by the Dealer Manager (as defined below) or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

by

HealthSouth Corporation

of

Up to $350,000,000 of Shares of Its Common Stock

at a Purchase Price

Not Greater than $25.50 per Share

nor Less than $22.50 per Share

HealthSouth Corporation, a Delaware corporation (the “Company”), is offering to purchase shares of its common stock, par value $0.01 per share (the “Shares”), up to an aggregate purchase price of $350 million at a price not greater than $25.50 per Share nor less than $22.50 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated February 20, 2013 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”) (which together, as they may be amended and supplemented from time to time, constitute the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT

THE END OF TUESDAY, MARCH 19, 2013, UNLESS THE OFFER IS EXTENDED.

The Offer is not conditioned upon the receipt of financing or any minimum number of Shares being tendered. The Offer is, however, subject to conditions as set forth in the Offer to Purchase.

The Company’s Board of Directors has approved making the Offer. However, none of the Company, any member of its management or Board of Directors, the Dealer Manager, the Depositary or the Information Agent makes any recommendation to any stockholder as to whether to tender or refrain from tendering any Shares or as to the price or prices at which stockholders may choose to tender their Shares. None of the Company, any member of its management or Board of Directors, the Dealer Manager, the Depositary or the Information Agent has authorized any person to make any recommendation with respect to the Offer. Stockholders must decide whether to tender their Shares and, if so, how many Shares to tender and the price or prices at which to tender. In doing so, stockholders should consult with their financial and tax advisors, and read carefully and evaluate the information in the Offer to Purchase and in the related Letter of Transmittal before making any decision with respect to the Offer.

Upon the terms and subject to the conditions of the Offer, which will be conducted through a modified “Dutch auction” process, the Company will determine a single per Share purchase price, not greater than $25.50 nor less than $22.50 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, that the Company will pay for Shares properly tendered and not properly withdrawn in the Offer, taking into account the total number of Shares properly tendered and not properly withdrawn and the prices specified by tendering stockholders. The Company will select the lowest purchase price (in increments of $0.25) within the price range specified above that will allow it to purchase that number of Shares having an aggregate purchase price of $350 million. If, based on the purchase price determined by the Company, Shares having an aggregate purchase price of less than $350 million are properly tendered and not properly withdrawn, the Company will select the lowest price that will allow the Company to buy all the Shares that are properly tendered and not properly withdrawn before the Offer expires. All Shares that the Company purchases in the Offer will be acquired at the same purchase price regardless of whether any stockholder tenders at a lower price. Only Shares properly tendered at prices at or below the purchase price selected by the Company and not properly withdrawn will be purchased. However, because of the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, the Company may not purchase all of the shares of Common Stock tendered at or below the Final Purchase Price if, based on the Final Purchase Price, shares having an aggregate purchase price in excess of $350 million are properly tendered and not properly withdrawn. Shares not purchased in the Offer will be returned to the tendering stockholders at the Company’s expense promptly after the expiration time of the Offer. The Company reserves the right, in its sole discretion, to change the per Share purchase price range and to increase or decrease the aggregate purchase price payable for Shares sought in the Offer, subject to applicable law. In accordance with the rules of the Securities and Exchange Commission, the Company may increase the aggregate purchase price payable for Shares purchased in the Offer and thereby increase the number of Shares accepted for payment in the Offer by no more than 2% of the outstanding Shares without amending or extending the Offer.

As of February 12, 2013, there were, in the aggregate, 95,488,898 issued and outstanding Shares, excluding 5,433,199 Shares held in treasury. At the maximum purchase price of $25.50 per Share, the Company could purchase 13,725,490 Shares if the Offer is fully subscribed, which would represent approximately 14.4% of the issued and outstanding Shares as of February 12, 2013. At the minimum purchase price of $22.50 per Share, the Company could purchase 15,555,555 Shares if the Offer is fully subscribed, which would represent approximately 16.3% of the issued and outstanding Shares as of February 12, 2013. The Shares are listed and traded on the New York Stock Exchange under the symbol “HLS.” Stockholders are urged to obtain current market quotations for the Shares before deciding whether and at what purchase price or purchase prices to tender their Shares.

The Company expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to Computershare Inc., the depositary for the Offer (the “Depositary”), and making a public announcement of such extension not later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration time of the Offer.

The Offer will expire at 12:00 Midnight, New York City time, at the end of Tuesday, March 19, 2013, unless the Company exercises its right, in its sole discretion, to extend the period of time during which the Offer will remain open, in which event the term “expiration time” shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire.

In accordance with the instructions to the Letter of Transmittal, stockholders desiring to tender Shares must specify the price or prices, not greater than $25.50 nor less than $22.50 per Share, at which they are willing to sell their Shares to the Company in the Offer. Alternatively, stockholders desiring to tender Shares can choose not to specify a price and, instead, elect to tender their Shares at the purchase price ultimately paid for Shares properly tendered and not properly withdrawn in the Offer, which could result in the tendering stockholder receiving the minimum price of $22.50 per Share. See the Offer to Purchase for recent market prices for the Shares. Stockholders desiring to tender Shares must follow the procedures set forth in the Offer to Purchase and in the related Letter of Transmittal.

For purposes of the Offer, the Company will be deemed to have accepted for payment, subject to the odd lot priority, proration and conditional tender provisions in the Offer to Purchase (and therefore purchased) Shares that are properly tendered at or below the purchase price selected by the Company and not properly withdrawn only when, as and if the Company gives oral or written notice to the Depositary of the Company’s acceptance of the Shares for payment pursuant to the Offer.

On the terms and subject to the conditions of the Offer, the Company will accept for payment and pay the per Share purchase price for all of the Shares accepted for payment pursuant to the Offer promptly after the expiration time of the Offer. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made promptly, subject to possible delay due to proration, but only after timely receipt by the Depositary of: (i) certificates for Shares or a timely confirmation of a book-entry transfer of Shares into the Depositary’s account at the book-entry transfer facility (as defined in the Offer to Purchase); (ii) a properly completed and duly executed Letter of Transmittal, including any required signature guarantee (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase)); and (iii) any other required documents.

Because of the difficulty in determining the number of Shares properly tendered and not properly withdrawn, subject to the odd lot priority, proration and conditional tender provisions in the Offer to Purchase, the Company expects that it will not be able to announce the final proration factor, if any, or commence payment for any Shares purchased pursuant to the Offer until at least three business days after the expiration time of the Offer. The preliminary results of any proration will be announced by press release on the business day following the expiration time of the Offer.

Tenders of Shares are irrevocable, except that such Shares may be withdrawn at any time prior to the expiration time of the Offer and, unless such Shares have been accepted for payment as provided in the Offer, stockholders may also withdraw their previously tendered Shares at any time after 12:00 Midnight, New York City time, at the end of Tuesday, April 16, 2013. For a withdrawal to be effective, a written notice of withdrawal must be received in a timely manner by the Depositary at one of its addresses listed on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn. If certificates for Shares to be withdrawn have been delivered to the Depositary, then, prior to the release of those certificates, the serial numbers shown on those certificates must be submitted to the Depositary and, unless an eligible institution has tendered those Shares, an eligible institution must guarantee the signatures on the notice of withdrawal. If a stockholder has used more than one Letter of Transmittal or has otherwise tendered Shares in more than one group of Shares, the stockholder may withdraw Shares using either separate notices of withdrawal or a combined notice of withdrawal, so long as the information specified above is included. If Shares have been tendered in accordance with the procedures for book-entry transfer described in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn Shares and otherwise comply with the book-entry transfer facility’s procedures.

The Company will determine, in its sole discretion, all questions as to the form and validity, including the time of receipt, of notices of withdrawal, and each such determination will be final and binding on all parties. None of the Company, J.P. Morgan Securities LLC, as dealer manager for the Offer (the “Dealer Manager”), the Depositary, Georgeson Inc., as information agent for the Offer (the “Information Agent”), or any other person will be obligated or under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The Company’s Board of Directors believes that the repurchase of Shares in the Offer is consistent with the Company’s strategy of deploying financial resources towards long-term, shareholder value-creating opportunities. The Company’s senior management and Board of Directors believe that the Offer is a prudent use of the Company’s financial resources given its business profile and assets. The Company is making the Offer because its Board of Directors believes that the modified Dutch auction tender offer set forth in the Offer to Purchase represents an efficient mechanism to provide the Company’s stockholders with the opportunity to tender all or a portion of their Shares and, thereby, receive a return of some or all of their investment if they so elect. The Board of Directors believes that the Offer provides stockholders (particularly those who, because of the size of their shareholdings, might not be able to sell their Shares without potential disruption to the Share price) with an opportunity to obtain liquidity with respect to all or a portion of their Shares without potential disruption to the Share price. In addition, if the Company completes the Offer, stockholders who do not participate in the Offer will automatically increase their relative percentage ownership interest in the Company and its future operations.

The Offer also provides stockholders with an efficient way to sell their Shares without incurring broker’s fees or commissions associated with open market sales. However, stockholders who hold Shares through nominees are urged to consult their nominees to determine whether transaction costs may apply if stockholders tender Shares through the nominees and not directly to the Depositary.

Generally, the receipt of cash for tendered shares will be treated for United States federal income tax purposes either as (a) a sale or exchange eligible for capital gain or loss treatment or (b) a dividend. The payment of cash for a non-U.S. stockholder’s tendered shares may be subject to United States federal income tax withholding. Stockholders are strongly encouraged to read the Offer to Purchase for additional information regarding the United States federal income tax consequences of participating in the Offer. Stockholders should consult their tax advisors regarding the tax consequences of the Offer, including the applicability and effect of all federal, state, local, foreign and other tax laws.

The Company’s directors and executive officers have advised the Company that they do not intend to tender their Shares in the Offer. In addition, the Company is not aware of any of its affiliates that intend to tender any Shares in the Offer.

Shares may not be tendered in the Offer by guaranteed delivery.

The information required to be disclosed by Rule 13e-4(d)(1) of the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference. The Company is also filing with the Securities and Exchange Commission an Issuer Tender Offer Statement on Schedule TO, which includes additional information relating to the Offer.

Copies of the Offer to Purchase and the related Letter of Transmittal are being mailed to all holders of the Shares, including brokers, dealers, commercial banks, trust companies and other nominees and similar persons whose names, or the names of whose nominees, appear on the Company’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares, as reflected on the records of the transfer agent as of February 14, 2013. The Offer is explained in more detail in those materials.

Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. Copies of the Offer to Purchase, the Letter of Transmittal and other related materials may be obtained from the Information Agent at the Company’s expense at the address and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

199 Water Street, 26th floor

New York, NY 10038

Banks and Brokers Call Collect: (212) 440-9800

All Others Call Toll-Free: (800) 248-3170

The Dealer Manager for the Offer is:

383 Madison Avenue

New York, NY 10179

(877) 371-5947

February 20, 2013